Exhibit 30(D)(22)

Persistency Bonus Endorsement

Minnesota Life Insurance Company - a Securian Financial company

[400 Robert Street North, St. Paul, Minnesota 55101-2098]

This Endorsement is automatically attached to and made part of your policy. These form provisions apply in lieu of any policy provisions to the contrary.

Your policy has been amended. The provisions shown have been added to your policy:

Will we credit a persistency bonus?

Yes. Beginning no sooner than the eleventh policy year, we will calculate and credit a persistency bonus on each policy anniversary.

How is the persistency bonus percentage determined?

A persistency bonus percentage is determined by considering certain factors. Those factors include future estimated or emerging experience, as well as profit considerations. Experience factors that could impact the amount of the persistency bonus percentage include, but are not limited to, accumulation value, interest, index credits, mortality, persistency, policy duration, premiums, policy loan plus accumulated policy loan interest, taxes, expenses, and additional agreements.

How is the persistency bonus calculated?

The persistency bonus is calculated by multiplying:

•	the persistency bonus percentage; and

•	the accumulation value reduced by; any policy loan plus accumulated policy loan interest

How are persistency bonuses allocated?

Persistency bonuses will be allocated to the accounts in the same manner as the premium allocations in effect at the time the bonus is paid. In the event there is a premium allocation to a fixed indexed account, such portion of the persistency bonus will be allocated to the interim account.

Is there a minimum persistency bonus percentage?

Yes. The minimum persistency bonus percentage is 0.01%.

[		[
	Secretary]		President]

ICC22-20256	Minnesota Life Insurance Company